Exhibit 99.1

Höegh LNG Partners LP Reports Preliminary Financial Results for the Quarter Ended June 30, 2015

HAMILTON, Bermuda, Aug. 27, 2015 /PRNewswire/ -- Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") today reported its preliminary financial results for the quarter ended June 30, 2015. As previously announced, the Partnership is reviewing its accounting treatment for certain Indonesian withholding and value added tax payments for certain historical periods. As a result of its review to date, the Partnership believes that it may be necessary to restate its financial statements for the current and prior periods in order to adjust its accounting treatment for such withholding and value added tax payments. The preliminary results announced today and the data for the comparable historical period do not reflect the impact of these potential adjustments. It is possible that additional adjustments to the Partnership's financial statements may be identified as the Partnership completes its review. To the extent the Partnership is required to restate its financial statements, it will file amendments in due course.

Highlights

  Reported total time charter revenues of $11.1 million for the second quarter of 2015 compared to $7.5 million of construction contract revenues for the second quarter of 2014
  Generated operating income of $18.7 million and net income of $16.3 million for the second quarter of 2015 compared to an operating loss of $5.2 million and a net loss of $7.3 million for the second quarter of 2014; operating income and net income were impacted by unrealized gains and losses on derivative instruments on the Partnership's share of equity in earnings of joint ventures in the second quarter of 2015 and 2014
  Generated Adjusted EBITDA1 of $16.0 million for the second quarter of 2015 compared to $6.1 million for the second quarter of 2014
  On August 12, 2015, announced that the Partnership has agreed to acquire the entity that owns the floating storage and regasification unit ("FSRU") Höegh Gallant for a purchase price of $370 million from a subsidiary of Höegh LNG Holdings Ltd. ("Höegh LNG"), subject to certain post-closing purchase price adjustments
  On August 14, 2015, paid a $0.3375 per unit distribution with respect to the second quarter of 2015, equivalent to $1.35 per unit on an annual basis

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer stated: "The Partnership received full hire for all three FSRUs in in the second quarter. The GDF Suez Neptune completed a scheduled modification and dry-docking in the second quarter while the GDF Suez Cape Ann and PGN FSRU Lampung continue to serve in China and Indonesia, respectively. I am pleased the Partnership announced the dropdown of the FSRU Höegh Gallant. The expected completion of the Höegh Gallant transaction is in the third quarter. I look forward to closing this transaction and the growth in distributions it is expected to deliver."

Financial Results Overview

The Partnership reported a net income for the three months ended June 30, 2015 of $16.3 million, an increase of $23.6 million from a net loss of $7.3 million for the three months ended June 30, 2014. The net income (loss) for both periods was impacted by the unrealized gains (losses) on derivative instruments mainly on the Partnership's share of equity in earnings of joint ventures. Excluding these unrealized gains (losses) on derivative instruments, net income for the three months ended June 30, 2015 was $6.4 million, an increase of $10.0 million from a net loss of $3.6 million for the three months June 30, 2014. Income tax expense was $0.2 million for the three months ended June 30, 2015 compared to an income tax benefit of $0.2 million for the three months ended June 30, 2014.

All FSRUs were onhire for the entire second quarter of 2015. During the second quarter of 2014, the PGN FSRU Lampung was still under construction and had no time charter revenues. GDF Suez Neptune and GDF Suez Cape Ann were fully utilized during the second quarter of 2014.

Operating income for the three months ended June 30, 2015 was $18.7 million, an increase of $23.9 million from an operating loss of $5.2 million for the three months ended June 30, 2014. Operating income was also impacted by the unrealized gains (losses) on derivative instruments on the Partnership's share of equity in earnings of joint ventures.

Adjusted EBITDA1 was $16.0 million for the three months ended June 30, 2015, an increase of $9.9 million from $6.1 million for the three months ended June 30, 2014.

Equity in earnings of joint ventures, which own the vessels GDF Suez Neptune and the GDF Suez Cape Ann, for the three months ended June 30, 2015 was $11.5 million, an increase of $13.6 million from equity in losses of joint ventures of $2.1 million for the three months ended June 30, 2014. The reason for the increase was the Partnership's share of an unrealized gain on derivative financial instruments of the joint ventures for the three months ended June 30, 2015 of $9.9 million compared with an unrealized loss of $3.8 million for the three months ended June 30, 2014. For the three months ended June 30, 2015, the Partnership's share of operating income in the joint ventures was $5.7 million compared with $5.9 million for the three months ended June 30, 2014.

1 Adjusted EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Adjusted EBITDA and Segment EBITDA to net income, the most directly comparable GAAP financial measure.

Financing and Liquidity

As of June 30, 2015, the Partnership had cash and cash equivalents of $29.4 million and an undrawn sponsor credit facility of $85 million. During the second quarter of 2015, the Partnership received approximately $0.6 million in a cash payment from Höegh LNG for indemnification of prior period non-budgeted expenses related to the PGN FSRU Lampung pursuant to the omnibus agreement Höegh LNG entered into with the Partnership at the time of its initial public offering. After June 30, 2015, the Partnership received an additional cash payment from Höegh LNG for indemnification of current period non-budgeted expenses of approximately $0.6 million. The cash payment for the indemnification received in the second quarter was recorded as a contribution to equity as of June 30, 2015. The cash payment for the indemnification received in the third quarter will be recorded as a contribution to equity for the third quarter of 2015. Current restricted cash for operating obligations of the PGN FSRU Lampung was $9.5 million and long-term restricted cash required under the credit facility related to the PGN FSRU Lampung (the "Lampung Facility") was $15.1 million as of June 30, 2015. The Partnership has an interest-bearing demand note due from Höegh LNG of $140.0 million which will be used as part of the consideration for the acquisition of the Höegh Gallant.

During the second quarter of 2015, the Partnership made a quarterly repayment of $4.7 million on the Lampung facility. The Partnership's total long-term debt was $202.8 million as of June 30, 2015.

As of June 30, 2015, the Partnership had outstanding interest rate swap agreements for a total notional amount of $202.8 million to hedge against the interest rate risks of its long-term debt under the Lampung facility. The Partnership applies hedge accounting for derivative instruments. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8%. The carrying value of the liability for derivative financial instruments was $8.4 million as of June 30, 2015. The effective portion of the changes in fair value of the interest rate swaps are recorded in other comprehensive income. The loss on derivative instruments of approximately $8 thousand for the three months ended June 30, 2015 was due to amortization of the amount excluded from hedge effectiveness related to the Lampung facility. There was no comparable gain or loss on derivative instruments for the three months ended June 30, 2014.

On August 14, 2015, the Partnership paid a cash distribution of $0.3375 per unit with respect to the second quarter of 2015, equivalent to $1.35 per unit on an annualized basis. The distribution totaled $8.9 million.

Outlook

Announced Acquisition of Höegh Gallant

On August 12, 2015, the Partnership announced that it had agreed to acquire the entity that owns the FSRU Höegh Gallant for a purchase price of $370 million (including debt) from a subsidiary of Höegh LNG, subject to certain post-closing purchase price adjustments. The existing debt related to the Höegh Gallant of approximately $183 million and the associated interest rate swaps and will continue to be outstanding. The Partnership will finance the purchase price through the cancellation of a $140 million demand note from Höegh LNG and the issuance of a seller's credit of $47 million due in 18 months to a subsidiary of Höegh LNG. The seller's credit will carry an interest rate of 8% per annum. The transaction is expected to be completed by the end of September 2015 and is subject to customary closing conditions.

The Höegh Gallant was constructed by Hyundai Heavy Industries Co., Ltd. ("HHI") and was delivered to Höegh LNG in November 2014. In April 2015, the Höegh Gallant began operating under a charter that expires in 2020 with Hoegh LNG Egypt LLC ("EgyptCo"), a subsidiary of Höegh LNG. EgyptCo has a charter with the government-owned Egyptian Natural Gas Holding Company ("EGAS") that expires in April 2020. Additionally, Höegh LNG and the Partnership have entered into an option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter the vessel from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter.

The Partnership estimates that the purchase of the Höegh Gallant will generate annual contracted revenues, net of operating expenses and taxes, of approximately $39 million to $41 million with respect to the period of the EgyptCo charter.

The Board of Directors of the Partnership (the "Board") and the Conflicts Committee thereof, as well as the Board of Directors of Höegh LNG, have approved the transaction. To assist it in its evaluation of the transaction, the Conflicts Committee retained an independent financial advisor.

As a result of the transaction, management of the Partnership intends to recommend to the Board that it consider an increase to $0.4125 per unit in the Partnership's quarterly cash distribution, an increase of approximately 22% from the current quarterly distribution of $0.3375 per unit, which would become effective for the distribution with respect to the quarter ending December 31, 2015. Any increased distribution would be conditional upon, among other things, the closing of the transaction, the approval by the Board and the absence of any material adverse developments that would make such an increase inadvisable.

FSRU Independence Update

Pursuant to the omnibus agreement, the Partnership has a right to purchase from Höegh LNG all or a portion of its interests in the FSRU Independence within 24 months after the acceptance of the vessel by her charterer, subject to reaching an agreement with Höegh LNG regarding the purchase price and other terms of the transaction in accordance with the provisions of the omnibus agreement. The Partnership and Höegh LNG continue to await the consent of the charterer as to the transaction. No assurance at the current time can be given regarding the timing of such consent or consummation or timing of the Independence transaction or the terms on which such transaction will be made.

Potential Future Opportunities

Pursuant to the omnibus agreement, Höegh LNG is obligated to offer to the Partnership any FSRU or LNG carrier operating under a charter of five or more years.

Höegh LNG has entered into the following agreements with respect to its newbuilding FSRUs:

  On November 1, 2014, Höegh LNG signed a contract for a minimum term of ten years with Sociedad Portuaria El Cayao S.A. E.S.P. ("SPEC") to provide an FSRU (the Höegh Grace) to service a new LNG import terminal in Colombia.  The contract is expected to commence in the middle of 2016.
  On May 26, 2015, Höegh LNG signed a contract for a term of twenty years with Octopus LNG SpA ("Octopus") to provide an FSRU to service for the Penco-Lirquen LNG import terminal to be located in Concepcion Bay, Chile. The contract is subject to Octopus completing financing and obtaining necessary environmental approvals. Höegh LNG will service the contract with an FSRU from its newbuilding program currently in progress. The contract is expected to commence in the second quarter of 2018.
  On June 1, 2015, Höegh LNG announced the order of the eighth FSRU from HHI. The FSRU is expected to be delivered in 2018 and is not yet under charter. The shipbuilding agreement with HHI also includes a firm priced option for an additional FSRU with a predefined delivery window.

There can be no assurance that the Partnership will acquire any vessels from Höegh LNG.

Potential Restatement of Financial Statements / Indemnification

On August 12, 2015, the Partnership announced that it is reviewing its accounting treatment for certain Indonesian withholding and value added tax payments for the years ended December 31, 2014 and 2013, each quarter within the year ended December 31, 2014, the quarter ended December 31, 2013 and the quarters ended March 31, 2015 and June 30, 2015. As a result of its review to date, the Partnership believes that it may be necessary to restate its financial statements for such periods in order to adjust its accounting treatment for certain Indonesian withholding and value added tax payments. It is possible that additional adjustments to the Partnership's financial statements may be identified as the Partnership completes its review. The Partnership is indemnified by Höegh LNG for all non-budgeted, non-creditable Indonesian value added taxes and non-budgeted Indonesian withholding taxes, and any related impact on cash flow that may arise out of such review. If an indemnification payment is received from Höegh LNG, the amount is expected to be recorded as a contribution to equity. The change, if any, to the accounting treatment for the Indonesia withholding and value added tax payments is not expected to materially affect the Partnership's cash flows, liquidity or distributable cash flow on a prospective basis. The Audit Committee of the Board is discussing the matters related to the potential restatement with Ernst & Young AS, the Partnership's independent registered public accounting firm.

The preliminary results announced today and the data for the comparable historical period do not reflect the impact of these potential restatement adjustments.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership's operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

  the Partnership's ability to consummate the Höegh Gallant transaction on a timely basis or at all and to integrate and realize the anticipated benefits from the transaction;
  the annual contracted revenues, operating expenses and taxes relating to Höegh Gallant;
  the Partnership's ability to increase distributions to unitholders and the amount of such increase;
  the Partnership's ability to acquire the Independence;
  the timing of the Partnership's restated financial results, if any, for prior and current periods and the effect of any restatements on prior and current period results;
  FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;
  the Partnership's anticipated growth strategies;
  the Partnership's anticipated receipt of dividends and repayment of indebtedness from joint ventures;
  the effect of the worldwide economic environment;
  turmoil in the global financial markets;
  fluctuations in currencies and interest rates;
  general market conditions, including fluctuations in hire rates and vessel values;
  changes in the Partnership's operating expenses, including drydocking and insurance costs;
  the Partnership's ability to make cash distributions on its units and the amount of any borrowings that may be necessary to make such distributions;
  the Partnership's ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;
  the future financial condition of the Partnership's existing or future customers;
  the Partnership's ability to make additional borrowings and to access public equity and debt capital markets;
  planned capital expenditures and availability of capital resources to fund capital expenditures;
  the exercise of purchase options by customers;
  the Partnership's ability to maintain long-term relationships with its customers;
  the Partnership's ability to leverage Höegh LNG's relationships and reputation in the shipping industry;
  the Partnership's ability to purchase vessels from Höegh LNG in the future, including the Höegh Grace or Höegh LNG's other FSRU newbuildings;
  the Partnership's continued ability to enter into long-term, fixed-rate charters;
  the Partnership's ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;
  expected pursuit of strategic opportunities, including the acquisition of vessels;
  the Partnership's ability to compete successfully for future chartering and newbuilding opportunities;
  timely acceptance of the Partnership's vessels by their charterers;
  termination dates and extensions of charters;
  the expected cost of, and the Partnership's ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;
  expected demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership's vessels in particular;
  availability of skilled labor, vessel crews and management;
  the Partnership's incremental general and administrative expenses as a publicly traded limited partnership and its fees and expenses payable under its ship management agreements, the technical information and services agreement and the administrative services agreements;
  the anticipated taxation of the Partnership and distributions to its unitholders;
  estimated future maintenance and replacement capital expenditures;
  the Partnership's ability to retain key employees;
  customers' increasing emphasis on environmental and safety concerns;
  potential liability from any pending or future litigation;
  potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
  future sales of the Partnership's common units in the public market;
  the Partnership's business strategy and other plans and objectives for future operations; and
  other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including its Annual Report on Form 20-F for the year ended December 31, 2014.

All forward-looking statements included in this press release are made only as of the date of this release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT STATEMENTS OF INCOME[2]
(in thousands of U.S. dollars, except per unit amounts)

	Three months ended
	June 30,
	2015	2014
REVENUES
Time charter revenues	$11,087	$—
Construction contract revenues	—	7,485
Total revenues	11,087	7,485
OPERATING EXPENSES
Vessel operating expenses	(1,599)	(655)
Construction contract expenses	—	(6,073)
Administrative expenses	(2,215)	(2,851)
Depreciation and amortization	(8)	(972)
Total operating expenses	(3,822)	(10,551)
Equity in earnings (losses) of joint ventures	11,481	(2,125)
Operating income (loss)	18,746	(5,191)
FINANCIAL INCOME (EXPENSE), NET
Interest income	2,425	435
Interest expense	(3,734)	(2,212)
Loss on derivative instruments	(8)	—
Other items, net	(934)	(511)
Total financial income (expense), net	(2,251)	(2,288)
Income (loss) before tax	16,495	(7,479)
Income tax benefit (expense)	(179)	175
Net income (loss)	$16,316	$(7,304)

Earnings per unit
Common unit public (basic and diluted)	$0.62	$—
Common unit Höegh LNG (basic and diluted)	$0.62	$—
Subordinated unit (basic and diluted)	$0.62	$—

[2] The Partnership is evaluating if it will be necessary to restate its financial statements in order to adjust its accounting treatment for certain Indonesian withholding and value added tax payments as discussed under "Potential Restatement of Financial Statements / Indemnification." The statements of income, balance sheets and segment information exclude accounting corrections that may arise in completing the review related to the potential restatement.

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS[2]
(in thousands of U.S. dollars)
	As of
	June 30,	December 31,
	2015	2014
ASSETS
Current assets
Cash and cash equivalents	$29,373	$30,477
Restricted cash	9,463	21,935
Demand note due from owner	142,089	143,241
Advances to joint ventures	6,624	6,665
Deferred debt issuance cost	2,561	2,603
Current portion of net investment in direct financing lease	2,962	2,809
Current deferred tax asset	316	318
Prepaid expenses and other receivables	3,222	5,091
Total current assets	196,610	213,139
Long-term assets
Restricted cash	15,116	15,184
Other equipment	39	54
Advances to joint ventures	9,731	12,287
Deferred debt issuance cost	10,367	11,974
Net investment in direct financing lease	291,490	292,379
Long-term deferred tax asset	1,396	1,572
Other long-term assets	20,080	21,626
Total long-term assets	348,219	355,076
Total assets	$544,829	$568,215

[2] The Partnership is evaluating if it will be necessary to restate its financial statements in order to adjust its accounting treatment for certain Indonesian withholding and value added tax payments as discussed under "Potential Restatement of Financial Statements / Indemnification." The statements of income, balance sheets and segment information exclude accounting corrections that may arise in completing the review related to the potential restatement.

HÖEGH LNG PARTNERS LP
UNAUDITED CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEETS[2]
(in thousands of U.S. dollars)

	As of
	June 30,	December 31,
	2015	2014
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$19,062	$19,062
Trade payables	1,152	864
Amounts due to owners and affiliates	2,290	6,019
Loans and promissory notes due to owners and affiliates	301	467
Value added and withholding tax liability	264	835
Derivative financial instruments	4,406	4,676
Accrued liabilities and other payables	18,655	19,201
Total current liabilities	46,130	51,124
Long-term liabilities
Accumulated losses of joint ventures	50,270	59,630
Long-term debt	183,740	193,271
Derivative financial instruments	3,988	4,544
Other long-term liabilities	17,998	22,206
Total long-term liabilities	255,996	279,651
Total liabilities	302,126	330,775
EQUITY
Common units public	207,388	206,979
Common units Höegh LNG	5,964	5,366
Subordinated units	37,084	33,364
Total Partners' capital	250,436	245,709
Accumulated other comprehensive income (loss)	(7,733)	(8,269)
Total equity	242,703	237,440
Total liabilities and equity	$544,829	$568,215

[2] The Partnership is evaluating if it will be necessary to restate its financial statements in order to adjust its accounting treatment for certain Indonesian withholding and value added tax payments as discussed under "Potential Restatement of Financial Statements / Indemnification." The statements of income, balance sheets and segment information exclude accounting corrections that may arise in completing the review related to the potential restatement.

HÖEGH LNG PARTNERS LP
UNAUDITED SEGMENT INFORMATION FOR THE THREE MONTHS ENDED JUNE 30, 2015 AND 2014[2]
(in thousands of U.S. dollars)

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net). Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are "Majority held FSRUs" and "Joint venture FSRUs." In addition, unallocated corporate costs that are considered to benefit the entire organization and interest income from advances to joint ventures and the demand note due from Höegh LNG are included in "Other."

For the three months ended June 30, 2015, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung. For the three months ended June 30, 2014, Majority held FSRUs includes a newbuilding, the PGN FSRU Lampung, and construction contract revenues and expenses of the tower yoke mooring system (the "Mooring") under construction. The Mooring was constructed on behalf of, and was sold to, PGN using the percentage of completion method of accounting. The Mooring project was completed as of December 31, 2014.

As of June 30, 2015 and 2014, Joint venture FSRUs include two 50% owned FSRUs, the GDF Suez Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer, GDF Suez Global LNG Supply SA.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that Joint venture FSRUs are presented under the proportional consolidation method for the segment note in the Partnership's financial statements and under equity accounting for the consolidated and combined carve-out financial statements. Under the proportional consolidation method, 50% of the Joint venture FSRUs' revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. The following tables include the results for the segments for the three months ended June 30, 2015 and 2014.

	Three months ended June 30, 2015
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Time charter revenues	$11,087	11,141	—	22,228	(11,141)	$11,087
Construction contract revenues	—	—	—	—	—	—
Total revenues	11,087	11,141	—	22,228		11,087
Operating expenses	(2,299)	(3,159)	(1,515)	(6,973)	3,159	(3,814)
Construction contract expenses	—	—	—	—	—	—
Equity in earnings of joint ventures	—	—	—	—	11,481	11,481
Segment EBITDA	8,788	7,982	(1,515)	15,255
Depreciation and amortization	(8)	(2,309)	—	(2,317)	2,309	(8)
Operating income (loss)	8,780	5,673	(1,515)	12,938		18,746
Gain (loss) on derivative instruments	(8)	9,871	—	9,863	(9,871)	(8)
Other financial income (expense), net	(4,362)	(4,063)	2,119	(6,306)	4,063	(2,243)
Income before tax	4,410	11,481	604	16,495	—	16,495
Income tax expense	(179)	—	—	(179)	—	(179)
Net income	$4,231	11,481	604	16,316	—	$16,316

[2] The Partnership is evaluating if it will be necessary to restate its financial statements in order to adjust its accounting treatment for certain Indonesian withholding and value added tax payments as discussed under "Potential Restatement of Financial Statements / Indemnification." The statements of income, balance sheets and segment information exclude accounting corrections that may arise in completing the review related to the potential restatement.

HÖEGH LNG PARTNERS LP
UNAUDITED SEGMENT INFORMATION FOR THE THREE MONTHS ENDED JUNE 30, 2015 AND 2014[2]
(in thousands of U.S. dollars)

	Three months ended June 30, 2014
						Consolidated
	Majority	Joint venture FSRUs		Total		and combined
	held	(proportional		Segment	Elimin-	carve-out
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	ations	reporting
Time charter revenues	$—	10,101	—	10,101	(10,101)	$—
Construction contract revenues	7,485	—	—	7,485	—	7,485
Total revenues	7,485	10,101	—	17,586		7,485
Operating expenses	(2,609)	(1,889)	(897)	(5,395)	1,889	(3,506)
Construction contract expenses	(6,073)	—	—	(6,073)	—	(6,073)
Equity in losses of joint ventures	—	—	—	—	(2,125)	(2,125)
Segment EBITDA	(1,197)	8,212	(897)	6,118
Depreciation and amortization	(972)	(2,288)	—	(3,260)	2,288	(972)
Operating income (loss)	(2,169)	5,924	(897)	2,858		(5,191)
Gain (loss) on derivative instruments	—	(3,755)	—	(3,755)	3,755	—
Other financial income (expense), net	(2,723)	(4,294)	435	(6,582)	4,294	(2,288)
Loss before tax	(4,892)	(2,125)	(462)	(7,479)	—	(7,479)
Income tax benefit	175	—	—	175	—	175
Net loss	$(4,717)	(2,125)	(462)	(7,304)	—	$(7,304)

[2] The Partnership is evaluating if it will be necessary to restate its financial statements in order to adjust its accounting treatment for certain Indonesian withholding and value added tax payments as discussed under "Potential Restatement of Financial Statements / Indemnification." The statements of income, balance sheets and segment information exclude accounting corrections that may arise in completing the review related to the potential restatement.

HÖEGH LNG PARTNERS LP
UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE
(In thousands of U.S. dollars)

The following table includes the financial income (expense) for the three months ended June 30, 2015 and 2014. [2]

	Three months ended
	June 30,
(in thousands of U.S. dollars)	2015	2014
Interest income	$2,425	$435
Interest expense:
Interest expense	(2,759)	(2,160)
Commitment fees	(302)	(364)
Amortization of debt issuance cost	(673)	(1,869)
Capitalized interest	—	2,181
Total interest expense	(3,734)	(2,212)
Loss on derivative instruments	(8)	—
Other items, net:
Unrealized foreign exchange loss	(258)	(33)
Realized foreign exchange gain (loss)	12	(9)
Bank charges and fees	(1)	—
Withholding tax on interest expense and other	(687)	(469)
Total other items, net	(934)	(511)
Total financial income (expense), net	$(2,251)	$(2,288)

[2] The Partnership is evaluating if it will be necessary to restate its financial statements in order to adjust its accounting treatment for certain Indonesian withholding and value added tax payments as discussed under "Potential Restatement of Financial Statements / Indemnification." The statements of income, balance sheets and segment information exclude accounting corrections that may arise in completing the review related to the potential restatement.

Appendix A: Adjusted EBITDA and Segment EBITDA

Non-GAAP Financial Measures

Segment EBITDA and Adjusted EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Adjusted EBITDA is defined as earnings before interest, depreciation and amortization, taxes, other financial items and cash collections on direct financial lease investments. Cash collections on direct finance lease investments consist of the difference between the payments under the time charter and the revenues recognized as a financial lease (representing the repayment of the principal recorded as a receivable). Segment EBITDA and Adjusted EBITDA are used as supplemental financial measures by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA and Adjusted EBITDA assist its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA and Adjusted EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. The Partnership believes Adjusted EBITDA benefits investors in comparing its results to other investment alternatives that account for time charters as operating leases rather than financial leases. Segment EBITDA and Adjusted EBITDA should not be considered alternatives to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA and Adjusted EBITDA for each of the segments and the Partnership as a whole (combined carve-out reporting) to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

	Three Months Ended June 30, 2015
		Joint venture			Consolidated
	Majority	FSRUs		Total	and
	held	(proportional		Segment	combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	reporting
Reconciliation to net income
Net income	$4,231	11,481	604	16,316	$16,316
Interest income	—	—	(2,425)	(2,425)	(2,425)
Interest expense, net	3,431	4,089	303	7,823	3,734
Depreciation and amortization	8	2,309	—	2,317	8
Income tax expense	179	—	—	179	179
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,089
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,309
Other financial items [3]	939	(9,897)	3	(8,955)	942
Equity in earnings of JVs: Other financial items[3]	—	—	—	—	(9,897)
Segment EBITDA	8,788	7,982	(1,515)	15,255	15,255
Principal payment on direct financing lease	700	—	—	700	700
Adjusted EBITDA	$9,488	7,982	(1,515)	15,955	$15,955

[3] Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

Appendix A: Adjusted EBITDA and Segment EBITDA (cont.)

	Three Months Ended June 30, 2014
		Joint venture			Consolidated
	Majority	FSRUs		Total	and
	held	(proportional		Segment	combined
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	reporting
Reconciliation to net loss
Net loss	$(4,717)	(2,125)	(462)	(7,304)	$(7,304)
Interest income	—	—	(435)	(435)	(435)
Interest expense, net	2,212	4,294	—	6,506	2,212
Depreciation and amortization	972	2,288	—	3,260	972
Income tax benefit	(175)	—	—	(175)	(175)
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	4,294
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,288
Other financial items [3]	511	3,755	—	4,266	511
Equity in earnings of JVs: Other financial items[3]	—	—	—	—	3,755
Segment EBITDA	(1,197)	8,212	(897)	6,118	6,118
Principal payment on direct financing lease	—	—	—	—	—
Adjusted EBITDA	$(1,197)	8,212	(897)	6,118	$6,118

[3] Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

Appendix B: Distributable Cash Flow Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal repayments on the direct financing lease, interest income, interest expense less amortization of debt issuance cost, other items (net) less unrealized foreign exchange gains or losses, current income tax expense, other adjustments and estimated maintenance and replacement capital expenditures. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Distributable cash flow is presented starting with Total Segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assist in evaluating a partnership's ability to make quarterly cash distributions. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to net income, net cash provided by operating activities or any other indicator of the Partnership's performance calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net income and net cash provided by operating activities, and these measures may vary among companies. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA and Adjusted EBITDA.

Three months ended June 30, 2015
(in thousands of U.S. dollars)
Segment EBITDA	$15,255
Principal repayment direct financing lease	700
Adjusted EBITDA	$15,955
Interest income	2,425
Interest expense [4]	(7,823)
Amortization of debt issuance cost [4]	718
Other items, net	(934)
Unrealized foreign exchange losses (gains)	258
Income tax expense	(179)
Other adjustments:
Indemnification paid by Höegh LNG for prior period non budgeted expenses	582
Indemnification paid by Höegh LNG after quarter end for current period non budgeted expenses	567
Net estimated replacement capital expenditures	(2,428)
Distributable cash flow	$9,141

[4] The Partnership's interest in the joint ventures' interest expense and amortization of debt issuance cost is $4,089 and $46, respectively

Media contact:
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com